Filed by SUPERBAC PubCo Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: XPAC Acquisition Corp.

Commission File No.: 001-40686

Date: February 9, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

February 9, 2023

XPAC ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40686	N/A
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

55 West 46th Street, 30th Floor
New York, New York	10036
(Address of Principal Executive Offices)	(Zip Code)

(646) 664-0501

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	XPAXU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	XPAX	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	XPAXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed in the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2022, XPAC Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“XPAC”) entered into a Business Combination Agreement on April 25, 2022 (the “Business Combination Agreement”) with (i) SUPERBAC PubCo Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), (ii) BAC1 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), (iii) BAC2 Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”), and (iv) SuperBac Biotechnology Solutions S.A., a corporation incorporated under the laws of Brazil (“SuperBac”) (the transactions contemplated thereby, the “Business Combination”). As contemplated by the Business Combination Agreement, on November 7, 2022, Newco BAC Holdings, Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Newco”) became a party to the Business Combination Agreement by executing and delivering a joinder to the Business Combination Agreement.

As previously disclosed in the Current Report on Form 8-K filed with the SEC on December 2, 2022, XPAC, PubCo, Merger Sub 1, Merger Sub 2, Newco and SuperBac, entered into the First Amendment Agreement to the Business Combination Agreement, pursuant to which the parties thereto amended the Business Combination Agreement to extend the date by which either XPAC or SuperBac can terminate the Business Combination Agreement if the transactions contemplated thereby have not been consummated by such date from November 21, 2022 to January 31, 2023 (and if such date is not a business day, then the next following business day).

Second Amendment Agreement to the Business Combination Agreement

On February 9, 2023, XPAC, PubCo, Merger Sub 1, Merger Sub 2, Newco and SuperBac, entered into the Second Amendment Agreement to the Business Combination Agreement (“Second Amendment Agreement to the Business Combination Agreement”), pursuant to which the parties thereto amended the Business Combination Agreement to extend the date by which either XPAC or SuperBac can terminate the Business Combination Agreement if the transactions contemplated thereby have not been consummated by such date from January 31, 2023 to February 28, 2023 (and if such date is not a business day, then the next following business day). The Second Amendment Agreement to the Business Combination Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description of the Second Amendment Agreement to the Business Combination Agreement is qualified in its entirety by reference thereto.

Additional Information about the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to the shareholders of XPAC for their consideration. On July 11, 2022, PubCo filed with the SEC a registration statement on Form F-4, which registration statement was amended on September 21, 2022, December 2, 2022 and February 9, 2023 (as amended from time to time, the “Registration Statement”). The Registration Statement includes a preliminary proxy statement to be distributed to XPAC’s shareholders in connection with XPAC’s solicitation for proxies for the vote by XPAC’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, and a preliminary prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed Business Combination. After the Registration Statement has been declared effective, XPAC will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. XPAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, and documents incorporated by reference therein filed in connection with XPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents do and will contain important information about XPAC, SuperBac and PubCo and the proposed Business Combination. Shareholders may also obtain a copy of the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by XPAC, without charge, at the SEC’s website located at www.sec.gov or by written request sent to 55 West 46th Street, 30th Floor, New York, NY 10036.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

XPAC, SuperBac, PubCo and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from XPAC’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of XPAC’s shareholders in connection with the proposed Business Combination are set forth in the preliminary proxy statement/prospectus which forms part of the Registration Statement. You can find more information about XPAC’s directors and executive officers and their respective interests in XPAC in XPAC’s final prospectus that forms a part of XPAC’s Registration Statement on Form S-1 (Reg No. 333-256097), filed with the SEC pursuant to Rule 424(b)(4) on August 2, 2021 (the “Prospectus”). Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the preliminary proxy statement/prospectus which forms part of the Registration Statement. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This communication relates to a potential financing through a private placement of common stock of a newly formed holding company to be issued in connection with the transaction. This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an applicable exemption from the registration requirements thereof.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “predict”, “should”, “would”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding XPAC’s, SuperBac’s, and PubCo’s estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to product development, commercialization, commercial models, business growth and expansion, as well as discussion of SuperBac’s business plan in general, potential benefits of the transaction, potential financings to be obtained by SuperBac in the ordinary course of business or any equity or debt financings to be obtained in connection with the Business Combination and the satisfaction of conditions to closing of the Business Combination, including the Minimum Cash Condition. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of XPAC’s, SuperBac’s and PubCo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of XPAC, SuperBac and PubCo.

These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in (i) the Prospectus, (ii) XPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022, as amended by an amendment filed with the SEC on September 9, 2022, (iii) XPAC’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, which was filed with the SEC on May 13, 2022, and (iv) XPAC’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, which was filed with the SEC on August 22, 2022, in each case, under the heading “Risk Factors,” and other documents that XPAC has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that XPAC, SuperBac and PubCo do not presently know or that XPAC, SuperBac, and PubCo do not currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect XPAC’s, SuperBac’s, and PubCo’s expectations, plans or forecasts of future events and views as of the date of this communication. XPAC, SuperBac, and PubCo anticipate that subsequent events and developments will cause XPAC’s, SuperBac’s, and PubCo’s assessments to change. However, while XPAC, SuperBac and PubCo may elect to update these forward-looking statements at some point in the future, XPAC, SuperBac and PubCo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing XPAC’s, SuperBac’s or PubCo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit
No.	Description of Exhibits
2.1	Second Amendment Agreement to the Business Combination Agreement, dated as of February 9, 2023, by and among XPAC, PubCo, Merger Sub 1, Merger Sub 2, Newco and SuperBac
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 9, 2023

XPAC ACQUISITION CORP.

By:	/s/ Chu Chiu Kong
Chu Chiu Kong
Chief Executive Officer and Chairman of the Board of Directors